FARMLAND PARTNERS INC.

4600 S. Syracuse Street, Suite 1450

Denver, CO 80237

May 15, 2024

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ruairi Regan

Re: Farmland Partners Inc.

Registration Statement on Form S-3

Filed May 8, 2024

File No. 333-279210

Dear Mr. Regan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Farmland Partners Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement shall become effective at 4:00 p.m., Eastern Time, on Friday, May 17, 2024, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to Justin R. Salon, the Registrant’s counsel at Morrison & Foerster LLP, at (202) 887-8785. The Registrant hereby authorizes Mr. Salon to orally modify or withdraw this request for acceleration.

Very truly yours, Farmland Partners Inc.

By:	/s/ Luca Fabbri
Name:	Luca Fabbri
Title:	Chief Executive Officer and President